UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2007

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _____________ to _______________

Commission file number 001-07283

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.    Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

  REGAL BELOIT CORPORATION
  200 State Street
  Beloit, Wisconsin 53511

REQUIRED INFORMATION

The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2007 and 2006,
Supplemental Schedule as of December 31, 2007
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	10-11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBIT INDEX	13-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Regal Beloit Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 25, 2008

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Cash	$867	$112,701
Investments, at fair value:
Mutual Funds	102,483,954	91,469,828
Common Collective Trust Funds	35,176,804	34,655,611
Investment in Regal Beloit Corporation Unitized Stock Fund	19,938,042	25,541,307
Participant Loans	3,298,366	2,555,639
Defaulted Loans	9,063	-

Total investments	160,906,229	154,222,385

Receivables:
Employer contributions	786,462	962,164
Participant contributions	174,108	223,494
Accrued interest and dividends	150,509	154,048
Due from party-in-interest	239,783	-
Due from brokers	255,190	81,701

Total receivables	1,606,052	1,421,407

Total assets	162,513,148	155,756,493

LIABILITIES:
Due to brokers	390,578	118,977
Due to party-in-interest	239,783	-
Accrued administrative fees	3,100	3,100

Total liabilities	633,461	122,077

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	161,879,687	155,634,416

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,087,942	350,057

NET ASSETS AVAILABLE FOR BENEFITS	$162,967,629	$155,984,473

See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CONTRIBUTIONS:
Employer contributions	$3,196,543	$3,091,518
Participant contributions	8,556,094	8,043,422
Participant rollovers	4,924,134	252,332

Total contributions	16,676,771	11,387,272

INVESTMENT INCOME:
Net appreciation in fair value of investments	1,110,931	17,413,988
Interest and dividends	3,637,338	3,210,947

Total investment income	4,748,269	20,624,935

DEDUCTIONS:
Benefits paid to participants	14,357,292	17,181,215
Transfer to other plan	-	5,365,089
Administrative fees	84,592	65,301

Total deductions	14,441,884	22,611,605

NET INCREASE	6,983,156	9,400,602

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	155,984,473	146,583,871

End of year	$162,967,629	$155,984,473

See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General – The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all employees of Regal Beloit Corporation (the “Company”) with at least six months of service with the Company.

Effective May 5, 2006, the Company sold one of its divisions.  As a result of the sale, $5,365,089 of employee accounts were transferred into the Regal Cutting Tools, Inc. Retirement Savings Plan.

Plan Administration – Marshall & Ilsley Trust Company (the “Trustee”) is trustee, custodian, and recordkeeper for the Plan.  Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions – Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitation under the IRC.  The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

For participating Regal Beloit Corporation Mechanical Group employees, Blytheville employees, excluding the Plant Manager, and Corporate employees, the Company makes a match equal to 50% of a participant’s deferral, up to 3% of a participant’s pretax annual eligible income.  The Plan also provides for discretionary contributions subject to the Board of Director’s authorization.  Discretionary contributions of $696,730 and $658,258 were made to the Plan for 2007 and 2006, respectively.

For participating Salaried employees at Bowling Green, Brownsville, Lebanon, Lima, Wausau and West Plains; and all employees at Fort Wayne , Indianapolis,  Springfield, and the Blytheville Plant Manager, the Company makes a 50% matching contribution of the participant’s deferral, up to 5% of pretax annual eligible income, if hired before January 1, 2006.  For participating hourly employees at Brownsville, Lebanon, and West Plains, the Company makes a 50% matching contribution of the participant’s deferral up to 3% of pretax annual eligible income if hired before January 1, 2006.  For non-union employees hired on or after January 1, 2006 at the Bowling Green, Brownsville, Fort Wayne, Indianapolis, Lebanon, Lima, Springfield, Wausau, and West Plains facilities, the Company makes a 100% matching contribution on the first 2% of the participant’s deferral and a 50% matching contribution on the next 3% of the participant’s deferral of pretax annual eligible income.  For Wausau employees represented by Local 1791 I.B.E.W., the Company matches 50% of a participant’s deferral up to 5% of pretax eligible income, if hired before September 1, 2008 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant’s deferral up to 6% of pretax annual eligible income.  For employees represented by Teamsters 446, the Company makes a 50% matching contribution of the participant’s deferral up to 5% of pretax annual eligible income.  For Bowling Green employees represented by Local 1076 I.B.E.W., the Company matches 40% of a participant’s deferral up to 4% of pretax eligible income through March 31, 2006, 45% of a participant’s deferral up to 4% of pretax annual eligible income effective April 1, 2006 through March 31, 2007, and 50% of a participant’s deferral up to 4% of pretax annual eligible income effective April 1, 2007.  There is no Company match for union Lima facility participants.  For 2006, Lima union employees who were employed on January 1 and who completed their probationary period by that date, received a Company contribution of $1,200, for one year’s service and a prorated amount for less than one year’s service.  The Lima facility discontinued operations in June, 2007 and there was no contribution made for 2007.

Participating employees of the Leeson Electric Corporation, a wholly-owned subsidiary of Regal Beloit Corporation, receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income.

Effective January 1, 2007, the Plan implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006.  This auto enrollment was applicable to all employees newly eligible to participate in the Plan.  These participants are auto enrolled for a 3% payroll deferral.  These contributions are defaulted in the Vanguard Lifestyle fund based on the employee’s age absent an investment fund election.

Effective September 1, 2007, participating employees of RBC Horizon, Inc. wholly-owned subsidiary of Regal Beloit Corporation, receive a Company matching contribution of 100% of the first 1% of the participant’s deferral and 50% of the next 5% of the participant’s deferral of pretax annual eligible income.

Vesting – Participants at all times have a fully vested interest in individual contribution accounts.  Company matching and discretionary contributions are subject to a three year cliff vesting.  Corporate and Mechanical Group Profit Sharing balances have a six year step vesting.  Lima bargaining unit participants are immediately fully vested in Company contributions.  All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts – At December 31, 2007 and 2006 forfeited accounts totaled $110,598 and $61,779, respectively.  In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur.

Benefit Payments – Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2.  Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions.  Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000.  If the vested balance exceeds $1,000, but it is less than $5,000, the Plan may elect to distribute or have the vested balance invested in an Individual Retirement Account.  If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants are able to change their investment options in 1% increments, 12 times per quarter.

The following funds are available to participants:  Marshall & Ilsley, Regal Beloit Corporation Stock Fund, Allianz NFJ Dividend Value FD, Artisan FDS Inc., Baron, Dodge & Cox, Goldman Sachs, American Growth Fund, Heritage Mid Cap Stock Fund, Vanguard Group, Wells Fargo Advantage Small Cap Fund and Pimco.

Participant Loans – The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000.  The minimum loan amount is $1,000.  Interest at prevailing market rates (ranging from 4.0% to 9.5% as of December 31, 2007 and 4.0% to 8.5% as of December 31, 2006) is charged on the loan.  Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

2.	SIGNIFICANT ACCOUNT POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

The Plan invests in various securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Risks and Uncertainties – The Plan invests in various investment instruments, including common collective trusts and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances.

The M&I Stable Principal Fund is a stable value fund.  The M&I Stable Principal Fund is primarily invested in traditional and synthetic guaranteed investment contracts.  Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity.  The issuer is contractually obligated to repay the principal and stated interest.  The repayment of a traditional contract is the sole responsibility of the issuing entity.  In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statements of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefit payments to participants are recorded when paid.  Amounts payable to participants who elected to withdraw from the Plan but had not been paid were $594,096 and $166,654 at December 31, 2007 and 2006, respectively.

Administrative Expenses – The Plan pays all administrative expenses.

Excess Contribution Payable – The Plan is required to return contributions and related earnings received during the year in excess of IRC limits.

Plan Termination – The Company may terminate the Plan at any time.  Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee.  Presently, the Company has no intention to terminate the Plan.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Recent Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board issues SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability.  SFAS 157 will be effective for the Plan  beginning on January 1, 2008; Plan management does not believe SFAS 157 will have a material effect on the Plan’s financial statements and related disclosures.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2007 and 2006.  All investments are participant directed.

	2007	2006
M&I Stable Principal Fund*
36,264,746 and 35,005,668 shares, respectively	$35,176,804	$34,655,611

Dodge & Cox Balanced Fund
265,556 and 267,003 shares, respectively	21,510,040	23,250,628

Regal Beloit Corporation Unitized Stock Fund*
369,832 and 413,339 shares, respectively	19,938,042	25,541,307

Vanguard Institutional Index Fund
110,756 and 117,748 shares, respectively	14,856,824	15,258,952

American Growth Fund of America
408,307 and 379,140 shares, respectively	13,686,459	12,303,091

Allianz NFJ Dividend Value Fund
526,079 and 473,721 shares, respectively	8,685,564	8,076,936

*Represents party-in-interest.

During the year ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2007	2006

Regal Beloit Corporation Unitized Stock Fund*	$(2,912,507)	$9,064,686
Mutual Funds*	4,023,438	8,349,302
	1,110,931	17,413,988
*Represents party-in-interest.

At December 31, 2007 and 2006, interest income and dividends of $292,321 and $302,309, respectively, were included in net (depreciation) appreciation of the Regal Beloit Corporation Unitized Stock Fund.

4.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Marshall & Ilsley Trust Company (“M&I”).  For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), M&I maintains participant balances on a share method.  Participant investments in the Fund are accounted for on a unit value method.  The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments.  At December 31, 2007 and 2006, the Plan held 369,832 units and 413,339 units, respectively, of the Fund.  The Fund invests in shares of Regal Beloit Corporation common stock and held 369,832 shares and 413,339 shares at December 31, 2007 and 2006, respectively.  In addition to Regal Beloit Corporation common stock, the Fund also invests in the Marshall Money Market Fund.  At December 31, 2007 and 2006, the fair value of the Marshall Money Market Fund included in the Regal Beloit Corporation Unitized Stock Fund was $1,406,655 and $314,891, respectively.

5.	INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee.  The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan received a favorable IRS determination letter from the IRS on November 26, 2004.  The Plan has been amended since receiving the determination letter.  However, the Company and Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan has been amended since receiving the determination letter.  However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan is continues to be tax-exempt.

6.	RELATED-PARTY TRANSACTIONS

Plan assets are invested in a common collective fund, managed by the Trustee.  Fees paid by the Plan for investment management services are included as a reduction of the return earned by the fund.  In addition, the Plan invests in securities of the Company.  These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.  On December 28, 2007, Marshall & Ilsley Trust Company had deposited $239,783 into participants’ accounts for the pay period ending December 29, 2007.  The money for this contribution was received from the Company on January 4, 2008.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Trust Company, (M&I).  M&I is the trustee of the Plan and, therefore, these transactions qualify as exempt part-in-interest transactions.  Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2007		2006
Total Net Assets Per Cash Basis Form 5500	$160,913,154		$154,451,858
Contributions Receivable	960,570		1,185,658
Due from Party-In-Interest	239,783		-
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	1,087,942		350,057
Defaulted Loans	9,063		-
Deposit In-Transit	239,783		-
Accrued Administrative Fees	(3,1000	) )	(3,100)

Net Assets Per Statement of Net Assets
Available for Benefits	$162,967,629		$155,984,473

	Year Ended
	2007		2006
Contributions Per Modified Cash Basis Form 5500	$16,901,859		$11,304,645

Change in Contributions Receivable	(225,088	) )	82,627

Contributions Per Statements of Changes in Net Assets Available for Benefits	$16,676,771		$11,387,272

	Year Ended
	2007	2006
Net Increase Per Modified Cash Basis Form 5500	$6,461,296	$8,967,918

Change in Contributions Receivable	(225,088)	82,627

Adjustments (prior year) from fair value to contract
value for fully benefit-responsive investment contracts	(350,0577)	-

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	1,087,9422	350,057

Defaulted Loans	9,063	-

Net Increase Per Statements of Changes in Net Assets Available for Benefits	$6,983,156	$9,400,602

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
M&I Stable Principal Fund*	Common Collective Trust Fund	$35,176,804

Regal Beloit Corporation Unitized Stock Fund*	Unitized Stock Fund	19,938,042

Dodge & Cox International Stock Fund FD	Mutual Fund	21,510,040

Vanguard Institutional Index FD	Mutual Fund	14,856,824

American Growth FD of America	Mutual Fund	13,686,459

Allianz NFJ Dividend Value Fund	Mutual Fund	8,685,564

Baron Asset FD Growth/Income ED	Mutual Fund	8,143,551

Dodge & Cox International Stock FD	Mutual Fund	8,130,799

Heritage Mid Cap Stock Fund	Mutual Fund	7,067,797

Goldman Sachs Mid Cap Value Fund	Mutual Fund	6,667,028

Pimco Total Return Fund	Mutual Fund	5,763,417

Artisan FDS Inc.	Mutual Fund	1,743,682

Vanguard Target Retirement 2015 FD	Mutual Fund	1,495,519

Vanguard Target Retirement 2025 FD	Mutual Fund	1,461,003

Wells Fargo Advantage Small Cap ED	Mutual Fund	1,409,491

Vanguard Target Retirement 2005 FD	Mutual Fund	1,147,833

Vanguard Target Retirement 2045 FD	Mutual Fund	387,765

Vanguard Target Retirement 2035 FD	Mutual Fund	327,182

Loans to Participants (Interest rates ranging from 4.0% to 9.5%)*	Participants Loans	3,298,366

Defaulted Loans*	Defaulted Loans	9,063

TOTAL ASSETS (HELD AT END OF YEAR)		$160,906,229

*Represents party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2008	REGAL BELOIT CORPORATIONRETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN ADMINISTRATIVE COMMITTEE

		By:	/s/ David A. Barta
David A. Barta Vice President, Chief Financial Officer and Committee Member

EXHIBIT INDEX
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm